SO 3/17/04

Rg 3/18



U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

04016311

OMB APPROVAL
OMB # 3235-0123
Expires May 31, 1987

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NO.
8- 47857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACN Securities, Inc.

Official Use Only
FIRM ID. NO.



ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

90 Park Avenue, Suite 1600
(No. and Street)

New York, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Simon Taylor (212) 327-2640
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Graf Repetti & Co., LLP

1114 Avenue of the Americas New York NY 10036
(ADDRESS) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Simon Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACN Securities Inc., as of December 31 ~~19~~ 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Simon T
Signature

President
Title

Notary Public


OFFICIAL SEAL
ROBERTA ROSANE
NOTARY PUBLIC - OREGON
COMMISSION NO. 342004
MY COMMISSION EXPIRES JAN. 15, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACN SECURITIES INC.

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
PURSUANT TO RULE 17A-5(D)

DECEMBER 31, 2003 AND 2002

ACN SECURITIES INC.

CONTENTS



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholder
ACN Securities Inc.

We have audited the accompanying statements of financial condition of ACN Securities Inc. as of December 31, 2003 and 2002, and the related statements of income (loss), changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACN Securities Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purposes of forming an opinion on the basic financial statements taken as a whole. The additional information on page 8 is presented for the purpose of supplementary analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

February 24, 2004
New York, New York

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

ACN SECURITIES INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 12,130	$ 12,418
Restricted securities - Note 4	3,300	3,300
Total Assets	$ 15,430	$ 15,718
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 4,253	$ -
STOCKHOLDER'S EQUITY	11,177	15,718
Total Liabilities and Stockholder's Equity	$ 15,430	$ 15,718

See accompanying notes to financial statements.

ACN SECURITIES INC.

STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE		
Fees	$ -	$ 100,350
Less: Commission expense	-	10,923
Gross Profit	-	89,427
EXPENSES		
General and administrative	27,604	94,779
Net Loss	$ (27,604)	$ (5,352)

See accompanying notes to financial statements.

ACN SECURITIES INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Year Ended December 31, 2003

Stockholder's Equity - Beginning of Year	$ 15,718
Paid in capital during the year	23,063
Net Loss For the Year	(27,604)
Stockholder's Equity - End of Year	$ 11,177

Year Ended December 31, 2002

Stockholder's Equity - Beginning of Year	$ 12,046
Paid in capital during the year	9,024
Net Loss for the Year	(5,352)
Stockholder's Equity - End of Year	$ 15,718

See accompanying notes to financial statements.

ACN SECURITIES INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (27,604)	$ (5,352)
Increase in accounts payable	4,253	-
Total Cash Flows from Operating Activities	(23,351)	(5,352)
FINANCING ACTIVITIES		
Capital contributions	23,063	9,024
Total Cash Flows Provided by Financing Activities	23,063	9,024
Net (Decrease) Increase in Cash	(288)	3,672
Cash - Beginning of Year	12,418	8,746
Cash - End of Year	$ 12,130	$ 12,418

See accompanying notes to financial statements.

ACN SECURITIES INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1. ORGANIZATION

ACN Securities Inc. is a wholly owned subsidiary of Angel Capital Network Inc., a California corporation ("ACN Inc."). In 2000, ACN Inc. acquired the 99.9% Partnership interest in Crimson Capital Securities, a "General Partnership" and the holder of a broker-dealer license. A newly formed subsidiary, "ACN Securities Inc." acquired all the outstanding shares of Carlyle USA Inc., which held a 0.1% partnership interest as "The General Partner of Crimson Capital". A plan of merger was then executed whereby ACN Securities Inc. was merged into Carlyle USA Inc. ACN Inc. then transferred its Partnership interest in Crimson Capital Securities to Carlyle USA Inc. Immediately after the merger, Carlyle USA Inc. changed its name to ACN Securities Inc., Crimson Capital Securities was dissolved, and all of its assets were distributed to its sole partner, ACN Securities Inc., including its broker dealer license.

According to management the Company has had investment banking engagements during 2003, but did not consummate any deals during the year. The Company will remain active in pursuing investment banking engagements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

3. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that net capital, as defined, shall be at least the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2003 and 2002, the Company's net capital computed in accordance with this rule was $7,877 and $12,418 compared to a minimum requirement of $5,000.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers, and is not subject to certain other requirements of the Customer Protection Rule.

4. RESTRICTED SECURITIES

The Company's restricted securities represent securities which if ever sold the proceeds resulting would be distributed to a former partner.

5. NET OPERATING LOSS CARRYOVERS

As of December 31, 2003, the Corporation had net operating loss carryovers of $47,691 which are not expected to have any future tax benefit. Therefore no deferred taxes are recorded on the balance sheet. The net operating losses expire as follows:

2021	$ 14,735
2022	5,352
2023	27,604
	$ 47,691

SUPPLEMENTAL INFORMATION

ACN SECURITIES INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CREDITS		
Capital	$ 15,430	$ 15,718
Less: Non-allowable assets	3,300	3,300
Accounts payable	4,253	-
Net Capital	7,877	12,418
Minimum Net Capital Required	5,000	5,000
Excess Net Capital	$ 2,877	$ 7,418

ACN SECURITIES INC.

STATEMENT PURSUANT TO RULE 17A-5(D) (4)

DECEMBER 31, 2003 AND 2002

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by ACN Securities Inc. in Part IIA of Form X-17A-5 for the quarter ended December 31, 2003 and 2002.



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder of
ACN Securities Inc.

We have audited the financial statements of ACN Securities Inc. for the years ended December 31, 2003 and 2002, and have issued our report thereon dated February 23, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by ACN Securities Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of ACN Securities Inc.. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti & Co. LLP

February 24, 2004
New York, New York



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors